Exhibit 99.1

BIOPHYTIS ANNOUNCES COMPLETION

OF OVER €2.0 MILLION CAPITAL INCREASE AND THE

REPAYMENT OF ALL VARIABLE PRICE CONVERTIBLE DEBT

1.	Capital increase of a total amount of €2,015,000 in gross proceeds through the issuance of 30,957,144 new shares, 27,397,060 pre-funded warrants and 87,531,306 warrants
2.	Investors include two healthcare-focused U.S. based institutions: Funds managed / affiliated with Alumni Capital Management LLC and Bigger Capital
3.	Hexagon Capital Fund, the holder of the company €2,000,000 credit line is also investing €300,000
4.	All variable price convertible debt held by Atlas Capital (for €1,025,000) to be repaid in cash out of proceeds
5.	€1,224,787 cash pay debt held by Kreos Capital to carry no interest or coupon prior to June 1st, 2026, and maturity pushed out to July 1st, 2029
6.	All remaining proceeds to be directed to clinical development in sarcopenia and obesity

NOT TO BE DIRECTLY OR INDIRECTLY DISTRIBUTED IN UNITED STATES OF AMERICA, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA. THIS PRESS RELEASE IS FOR INFORMATION PURPOSES AND DOES NOT CONSTITUTE AN OFFER TO SALE OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES IN ANY JURISDICTION.

Paris (France) and Cambridge (Massachusetts, United States), March 11, 2026 at 7.30 AM (CET) – Biophytis SA (Euronext Growth Paris : ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, today announces the completion of a capital increase trough the issue of new shares each accompanied by a share subscription warrant, with the removal of the preferential subscription rights of the Company’s existing shareholders in favor of several institutional investors, for a total gross amount of €2,015,000 (the “Issue”). This capital increase was subscribed by a limited number of investors including Alumni Capital for €1,250,000 and Hexagon Capital Fund for €300,000.

Stanislas Veillet, CEO of Biophytis said: “Biophytis is now positioned at the intersection of three global trends: demographic aging, obesity epidemic and the revolution in biotechnologies applied in longevity. This fundraising constitutes a decisive step for future growth of the company with our partners in Europe, America and Asia. It will enable us to significantly strengthen our financial structure, in particular to no longer hold any financial instruments based on variable-rate convertible bonds, and to prepare for the launch of the phase 3 clinical trial in sarcopenia through our Chinese joint-venture”.

Use of proceeds:

The company intends to use the net proceeds from the Offering to:

-	Establish the previously announced joint venture in Hong Kong with our partner Ronghui Renhe, dedicated to launching our clinical study in sarcopenia (phase 3 of the SARA clinical program, a world first in medical research).

-	Prepare the clinical trial in obesity (phase 2 of the OBA clinical program), supporting regulatory activities and finalizing partnerships in Brazil to enable this clinical trial to be set up.

-	Expand our AI drug discovery platform in longevity in partnership with Lynx Analytics.

-	Repayment of variable rate convertible bonds and straight debt, i.e. ORNANE contract held by Atlas Capital for €1,025,000 and bond straight debt held by Hexagon Capital Fund for €245,379.

-	Cover Biophytis' operating expenses, ensuring business continuity and extending the Company's cash flow horizon to approximately six months (combination of net proceeds from the Offering and plain-vanilla bond financing capacity).

Terms of the issue

Nature and type of the Issue: the Issue, for a total gross amount of €2,015,000 (including share issue premium), was carried out through the issuance, without preferential subscription rights and without a priority subscription period, in favor of investors falling within the categories defined by the third resolution of the shareholders’ meeting held on November 13, 2025, of (i) shares (the “New Shares”) with share subscription warrants attached, two ordinary shares being accompanied by three share subscription warrants (the “BSA” and with the New Shares, the “ABSA”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”), every two Pre-Funded Warrants being accompanied by three BSA.

Number of securities and pricing of the Issue: As part of the Issue, 30,957,144 New Shares, 27,397,060 Pre-Funded Warrants and 87,531,306 Warrants are issued.

The issue price of one New Share was set at €0.035 (€0.002 of par value and €0.033 of issue premium), representing a discount of 23.4% compared to the weighted average price of the Company's shares over the last five trading days prior to the setting of the issue price.

The issue price of one Pre-Funded Warrant was set at €0.034, with an exercise price of €0.001 per share, representing the same discount compared to the weighted average price of the Company's shares.

Legal framework of the Issue: Making use of the delegation granted by the shareholders’ meeting dated November 13, 2025 pursuant to its third resolution, the Board of Directors, held on February 23, 2026, decided on the principle of issuing New Shares and Pre-Funded Warrants, to which stock warrants are attached, with the removal of preferential subscription rights. It sub-delegated the power to launch and define the precise characteristics of the Issue to the Company's Chief Executive Officer.

Characteristics of Pre-Funded Warrants: Each Pre-Funded Warrant entitles the holder to subscribe to one new share at an exercise price of €0.001.

Characteristics of the BSA: Each unit composed of two New Shares or two Pre-Funded Warrants is accompanied by three BSA. Each BSA entitles the holder to subscribe to one new Biophytis share, at an exercise price of €0.0385 per share. The BSA may be exercised within 60 months from the issuance date.

Settlement-delivery and admission to trading: Settlement-delivery of the ABSA and Pre-Funded Warrants is expected on March 13, 2026. The New Shares, BSA and Pre-Funded Warrants will be immediately detached upon issuance. The New Shares and BSA are expected to be admitted to trading on Euronext Growth on March 14, 2026.

New Shares Underlying the BSA: The new shares that may be issued upon exercise of the BSA will be ordinary shares subject to all statutory provisions and treated as existing shares from their date of issue. They will carry current dividend rights and will be admitted to trading on the Euronext Growth Paris market on the same listing line as the Company's shares already listed under the same ISIN code: FR001400OLP5 – ALBPS.

Impact of the issue on the company's shareholding structure

Following the issuance of the New Shares, the Company's total share capital will be at €183,301.84, consisting of 91,650,918 common shares. Following the exercise of all the Pre-Funded Warrants (and therefore the issuance of 27,397,060 additional common shares), the Company's total share capital will be at €238,095.96, consisting of 119,047,978 common shares. Following the issuance of the New Shares, the exercise of all Pre-Funded Warrants and the exercise of all the BSA, 145,885,510 new shares will be issued for a total of 206,579,284 shares for a share capital of €413,158.57. 58,354,204 ordinary shares (96% of the Company's current total share capital) would therefore be issued as part of the Issue (before exercise of the BSA but after exercise of the Pre-Funded Warrants), or 145,885,510 ordinary shares (240% of the Company's current total share capital) after exercise of all the BSA.

By way of illustration, a shareholder holding 1% of the Company's outstanding share capital prior to the completion of the offer and who did not participate in the offer would hold 0.51% of the Company's outstanding share capital and voting rights after the issuance of the ABSA and exercise of all of the Pre-Funded Warrants, and 0.29% of the Company's outstanding share capital and voting rights if all of the BSA are exercised.

To the best of the Company's knowledge, immediately prior to the completion of the Issue, the breakdown of the Company's share capital was as follows:

(1)	Before the exercise of the BSA and the Pre-Funded Warrants
(2)	Theorical voting rights (i.e., including treasury shares without voting rights).
(3)	Shares held by Company itself under the liquidity contract.

To the best of the Company's knowledge, after the issuance of the New Shares and exercise of Pre-Funded Warrants (but before the exercise of all BSA), the breakdown of the Company's share capital would be as follows:

(1)	Before the exercise of the BSA but after exercise of the Pre-Funded Warrants.
(2)	Theorical voting rights (i.e., including treasury shares without voting rights).
(3)	Shares held by Company itself under the liquidity contract.

To the best of the Company's knowledge, after the issuance of the New Shares, exercise of the Pre-Funded Warrants and exercise of all the BSA, the breakdown of the Company's share capital would be as follows:

(1)	After the exercise of the BSA.
(2)	Theorical voting rights (i.e., including treasury shares without voting rights).
(3)	Shares held by Company itself under the liquidity contract.

Admission to trading of the new shares and BSA

The New Shares and (upon request of the holder) the BSA are expected to be admitted to trading on Euronext Growth on March 14, 2026. The New Shares and any new share resulting from the exercise of the BSA and the Pre-Funded Warrants will be subject to the provisions of the Company’s bylaws and will be assimilated to existing shares upon final completion of the Issue. They will bear current dividend rights and will be admitted to trading on the same listing line as the Company’s existing shares under the same ISIN code FR0012816825.

Standstill and lock-up agreements

In connection with the Placement, the Company has entered into a standstill agreement for a period of 90 calendar days from the settlement date of the Placement, subject to certain customary exceptions. The Company's directors, its chief executive officer and certain managers have signed a lock-up agreement effective as of the date of execution of said agreement and which will continue for a period of 90 calendar days following the date of issue of the ABSAs in respect of their entire holdings, subject to certain customary exceptions.

Debt rescheduling with Kreos Capital

The capital increase is accompanied by a rescheduling of the debt contracted with Kreos Capital (managed by BlackRock). The company has entered into an agreement to reschedule the repayment of a residual debt totaling €1,224,786.72. This agreement provides for a three-month moratorium covering the period from March to May 2026 inclusive. At the end of this period, the debt will be repaid in accordance with a schedule of 30 monthly installments of €40 thousand (interest and principal), extending from June 2026 to July 2029.

Financial intermediaries

Maxim Group LLC acted as lead placement agent and All Invest acted as co-placement agent (collectively, the “Placement Agents”) in connection with the Placement. The Placement is governed by agreements entered into between the Company and each of the Placement Agents.

Risk factors

The public's attention is drawn to the risk factors relating to the Company and its business, as presented in the 2024 annual financial report and the 2025 half-yearly financial report, available free of charge on its website (https://www.biophytis.com/informations-reglementees-pour-l-amf/). The occurrence of all or part of these risks could have an adverse effect on the Company's business, financial position, results, development, or prospects.

Investors are also invited to consider the following risks specific to the Placement: (i) the market price of the Company's shares may fluctuate and fall below the subscription price of the shares issued as part of the Placement, (ii) the volatility and liquidity of the Company's shares may fluctuate significantly, (iii) sales of the Company's shares may take place on the market and have a negative impact on the price of the Company's shares, (iv) shareholders of the Company who did not participate in the Placement may suffer potentially significant dilution resulting from the exercise of the BSA and, more generally, from any future capital increase made necessary by the Company's search for financing.

No prospectus

This Placement does not give rise to the publication of a prospectus subject to approval by the Financial Markets Authority.

The information described in accordance with AMF Position-Recommendation DOC-2020-06 “Guide to the preparation of prospectuses and information to be provided in the event of a public offering or admission of financial securities” is included in this press release.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada : nizar.berrada@taddeo.fr - +33 6 38 31 90 50

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This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the offer of Biophytis (the “Company”) shares described below will be made exclusively in the context of a capital increase reserved to the category of beneficiaries, within the meaning of Article L. 225-138 of the French commercial code, defined in the third resolution of the Company’s combined shareholders’ meeting held on April 2, 2024. It shall not constitute a public offering requiring the publication of a prospectus to be approved by the Autorité des marchés financiers.

The Company will make available to the public an information document containing the information set out in Annex IX of the Prospectus Regulation.

With respect to Member States of the European Economic Area, no action has been taken or will be taken to permit a public offering of the securities referred to in this press release requiring the publication of a prospectus in any Member State. Therefore, such securities may not be and shall not be offered in any Member State other than in accordance with the exemptions of Article 1(4) of the Prospectus Regulation or, otherwise, in cases not requiring the publication of a prospectus under Article 3 of the Prospectus Regulation and/or the applicable regulations in such Member State.

This press release and the information it contains are being distributed to and are only intended for persons who are (x) outside the United Kingdom or (y) in the United Kingdom and are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities and other such persons falling within Article 49(2)(a) to (d) of the Order (“high net worth companies”, “unincorporated associations”, etc.) or (iii) other person to whom an invitation or inducement to participate in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons in (y)(i), (y)(ii) and (y)(iii) together being referred to as “Relevant Persons”). Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities to which this press release relates will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this press release or any of its contents.

This press release may not be distributed, directly or indirectly, in or into the United States. This press release and the information contained herein does not, and will not, constitute an offer of the Company's shares for sale or subscription, nor the solicitation of an offer to subscribe or to purchase, such shares in the United States or any other jurisdiction where restrictions may apply. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares of the Company have not been and will not be registered under the Securities Act, and the Company does not intend to conduct a public offering in the United States.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

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